S1 CORPORATION HEADQUARTERS 3500 Lenox Road, Suite 200, Atlanta Georgia 30326 U.S.A.
T +1 404.923.3500 F +1 404.923.6727 TOLL FREE +1 888.457.2237
Ms. Christine Davis
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Room 4561
Washington, D.C. 20549

Re:	S1 Corporation Form 10-K for the Fiscal Year Ended December 31, 2005 Form 8-K filed November 2, 2006 File No. 000-24931
     Dear Ms. Davis:
     On behalf of S1 Corporation (“S1” or the “Company”), this letter responds to the comments in your letter dated December 22, 2006 (the “Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2005 and Form 8-K filed on November 2, 2006. The comments and responses are set forth below using the numbering and the headings used in the Comment Letter:
Form 10-K the Fiscal Year Ended December 31, 2005
     Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Executive Overview, page 19
1.	We note the disclosure on page 20 of operating expenses excluding the impact of merger related costs and restructuring charges. This appears to be a non-GAAP measure. Please tell us, in detail, how you have considered the requirements of Item 10(e)(1) of Regulation S-K.
     RESPONSE:
     The Company believes that this comment refers to the last paragraph of the Executive Overview which reads:
“Excluding merger related costs and restructuring charges of $15.6 million in 2003 and $15.0 million in 2005, our total operating expenses were $232.0 million in 2005, $195.8 million in 2004 and $223.5 million in 2003. In 2005, we completed the process of restructuring the Financial Institutions business in which we reorganized our operating structure. Under the new structure, we are organized as business units designed around products and addressable markets. We believe that the new structure will more

Securities and Exchange Commission
January 8, 2007

effectively align the company with the needs of our customers. In total, we eliminated approximately 120 positions worldwide and closed or consolidated several office facilities. We continue to look for additional ways to streamline our global operations and continue to use a disciplined approach to control costs throughout our organization.”
     The Company does not intend this to be a non-GAAP measure. For purposes of clarity, this paragraph was inserted at the end of the executive overview to highlight that during 2005 the Company completed a management restructuring, and that results of operations include significant amounts in the line item “Merger related costs and restructuring charges” related to that restructuring. This comment was included in the spirit of creating good disclosure and discussion to assist the reader.
     In future filings the Company will report total operating expenses without deducting items such as merger related costs and restructuring charges. In order to attain the disclosure goals referred to above, the Company also will separately disclose the amounts of any items that warrant separate discussion, such as merger related costs and restructuring charges.
Form 8-K Filed November 2, 2006
2.	We note that you disclose income from continuing operations excluding stock-based compensation and restructuring charges and “EBITDA, as adjusted.” It appears that your presentation lacks any substantive disclosure that addresses the various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. For example, the disclosure does not explain, in sufficient detail, the economic substance behind your decision to use the measures, why you believe the measures provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. Note that we believe the detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. Please explain to us how your current disclosure meets these requirements.
     RESPONSE:
     We respectfully call your attention to the Adjusted EBITDA Reconciliation and the explanatory paragraph below that reconciliation at Exhibit 99 of the 8-K,. In future filings we will expand this disclosure consistent with the form shown in Exhibit A to this

Securities and Exchange Commission
January 8, 2007

letter, which disclosure explains our purpose for including this supplemental, non-GAAP financial information in response to your comments.
     In addition to the expanded disclosure, the Company also notes that adjusted EBITDA, as presented and defined in our 8-K, excludes share-based compensation. We view this item as a temporary reconciling item. We acknowledge that share based compensation is an important part of total compensation. However, the inclusion of share-based compensation in the current period operating results due to the adoption of SFAS No. 123R on a prospective basis made comparisons to prior period results more difficult. We anticipate providing operating results both including and excluding stock-based compensation throughout 2006 to facilitate period-to-period comparisons and such comparisons would then cease beginning in first quarter of 2007. Furthermore, we will disclose in each filing until the first quarter of 2007 that share-based compensation is an important part of overall compensation and that the exclusion of share-based compensation was only for comparability to the prior period due to our adoption of SFAS 123(R) utilizing the modified prospective method. We believe providing this information allows all readers to utilize what they consider the most useful and valuable information.
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As requested, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (404) 923-6090. Thank you for your consideration.

Sincerely,
/s/ JOHN A. STONE
John Stone
Chief Financial Officer S1 Corporation

Securities and Exchange Commission
January 8, 2007

Exhibit A
Non-GAAP (Adjusted) Financial Measures
     This press release includes references to Adjusted EBITDA, a non-GAAP (adjusted) financial measure, the most directly comparable GAAP equivalents of which is net income (loss). Adjusted EBITDA excludes share-based compensation expense, depreciation and amortization, income taxes, net interest income and merger related costs and restructuring charges. A reconciliation of our non-GAAP financial measures to the most directly comparable financial measure is detailed in the Reconciliation of GAAP to non-GAAP Measures below. We believe that presentation of this non-GAAP financial measures provides useful information to investors regarding our results of operations.
     We believe that excluding depreciation and amortization provides supplemental information and an alternative presentation useful to investors’ understanding of the Company’s core operating results and trends. Not only are depreciation and amortization expenses based on historical costs of assets that may have little bearing on present or future replacement costs, but also they are based on management estimates of remaining useful lives.
     Our non-GAAP measures exclude merger related costs and restructuring charges. These charges represent items unrelated to the ongoing operation of the business such as one-time separation benefits to terminated employees and the cost to vacate facilities no longer used in the business. Management believes that providing non-GAAP measures that exclude merger related and restructuring charges can make trends in the operating results more readily apparent.
     Similarly, we believe that excluding share-based compensation expense provides supplemental information and an alternative presentation useful to investors’ understanding of the Company’s core operating results and trends, especially when comparing those results on a consistent basis to results for previous periods and anticipated results for future periods. Investors have indicated that they consider financial measures of our results of operations excluding share-based compensation expense as important supplemental information useful to their understanding of our historical results and estimating our future results.
     We also believe that, in excluding share-based compensation expense, our non-GAAP financial measures provide investors with transparency into what is used by management to measure and forecast our results of operations, to compare on a consistent basis our results of operations for the current period to that of prior periods, to compare our results of operations on a more consistent basis against that of other companies, in making financial and operating decisions and to establish certain management compensation.
     Although we believe, for the foregoing reasons, that our presentation of non-GAAP financial measures provides useful supplemental information to investors regarding our

Securities and Exchange Commission
January 8, 2007

results of operations, our non-GAAP financial measures should only be considered in addition to, and not as a substitute for or superior to, our financial measures prepared in accordance with GAAP.
     Use of non-GAAP financial measures is subject to inherent limitations because they do not include all the expenses that must be included under GAAP and because they involve the exercise of judgment of which charges should properly be excluded from the non-GAAP financial measure. Management accounts for these limitations by not relying exclusively on non-GAAP financial measures, but only using such information to supplement GAAP financial measures. We urge investors not to consider non-GAAP financial measures as a substitute for, or superior to, any measure of financial performance prepared in accordance with GAAP. Our non-GAAP financial measures may be different from such measures used by other companies.
     We define Adjusted EBITDA as Operating income plus depreciation, amortization of goodwill and other purchased intangibles, share-based compensation, and merger related costs and restructuring charges. Adjusted EBITDA is not a measure of liquidity calculated in accordance with accounting principles generally accepted in the United States, and should be viewed as a supplement to — not a substitute for — our results of operations presented on the basis of accounting principles generally accepted in the United States. Adjusted EBITDA does not purport to represent cash flow provided by, or used in, operating activities as defined by accounting principles generally accepted in the United States. Our statement of cash flows presents our cash flow activity in accordance with accounting principles generally accepted in the United States. Furthermore, Adjusted EBITDA is not necessarily comparable to similarly-titled measures reported by other companies.
     We believe Adjusted EBITDA is used by and is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that:
•	EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•	investors commonly adjust EBITDA information to eliminate the effect of restructuring and share-based compensation expenses, which vary widely from company to company and impair comparability.
     Our management uses Adjusted EBITDA:

Securities and Exchange Commission
January 8, 2007

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; and

•	in communications with the board of directors, shareholders, analysts and investors concerning our financial performance.
     A reconciliation of Adjusted EBITDA to operating income, the most directly comparable GAAP measure, for each of the fiscal periods indicated is as follows (in thousands):